SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

13/F, One International Finance Centre,
1 Harbour View Street, Central,
Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Index to the additional financial information

I Additional financial information

I(i) Group capital position
Prudential applies the Insurance (Group Capital) Rules set out in the Group-wide Supervision (GWS) Framework issued by the Hong Kong IA to determine group regulatory capital requirements (both minimum and prescribed levels). For regulated insurance entities, the capital resources and required capital included in the GWS capital measure for Hong Kong IA Group regulatory purposes are based on the local solvency regime applicable in each jurisdiction. The Group holds material participating business in Hong Kong, Singapore and Malaysia. Alongside the total regulatory GWS capital basis, a shareholder GWS capital basis is also presented which excludes the contribution to the Group GWS eligible group capital resources, the Group Minimum Capital Requirements (GMCR) and the Group Prescribed Capital Requirements (GPCR) from these participating funds.

Estimated GWS capital position
As at 31 December 2023, the estimated shareholder GWS capital surplus over the GPCR is $16.1 billion (31 December 2022: $15.6 billion), representing a coverage ratio of 295 per cent (31 December 2022: 307 per cent) and the estimated total GWS capital surplus over the GPCR is $19.0 billion (31 December 2022: $18.1 billion), representing a coverage ratio of 197 per cent (31 December 2022: 202 per cent). The estimated Group Tier 1 capital resources are $18.3 billion with headroom over the GMCR of $12.4 billion (31 December 2022: $12.1 billion), representing a coverage ratio of 313 per cent (31 December 2022: 328 per cent).

	31 Dec 2023			31 Dec 2022 note (1)
	Shareholder	Add policyholder	Total	Shareholder	Add policyholder	Total	Change in total
		note (3)	note (4)		note (3)	note (4)	note (5)
Group capital resources ($bn)	24.3	14.3	38.6	23.2	12.6	35.8	2.8
of which: Tier 1 capital resources ($bn) note (2)	17.1	1.2	18.3	15.9	1.5	17.4	0.9

Group Minimum Capital Requirement ($bn)	4.8	1.1	5.9	4.4	0.9	5.3	0.6
Group Prescribed Capital Requirement ($bn)	8.2	11.4	19.6	7.6	10.1	17.7	1.9

GWS capital surplus over GPCR ($bn)	16.1	2.9	19.0	15.6	2.5	18.1	0.9
GWS coverage ratio over GPCR (%)	295%		197%	307%		202%	(5)%

GWS Tier 1 surplus over GMCR ($bn)			12.4			12.1	0.3
GWS Tier 1 coverage ratio over GMCR (%)			313%			328%	(15)%

Notes
(1)  The 31 December 2022 GWS capital results do not reflect the impact of the redemption of $0.4 billion of senior debt in January 2023. Allowing for this redemption reduces the estimated shareholder GWS capital surplus over GPCR to $15.2 billion with a coverage ratio of 302 per cent and reduces the estimated total GWS capital surplus over GPCR to $17.7 billion with a coverage ratio of 200 per cent. The total GWS Tier 1 over GMCR capital position is unaffected by this redemption.
(2)  The classification of tiering of capital under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. At 31 December 2023, total Tier 1 capital resources of $18.3 billion comprises: $24.3 billion of total shareholder capital resources; less $(3.6) billion of Prudential plc issued sub-ordinated and senior Tier 2 debt capital; less $(3.6) billion of local regulatory tiering classifications which are classified as GWS Tier 2 capital resources primarily in Singapore and the Chinese Mainland; plus $1.2 billion of Tier 1 capital resources in policyholder funds.
(3)  This allows for any associated diversification impacts between the shareholder and policyholder positions reflected in the total company results where relevant.
(4)  The total company GWS coverage ratio over GPCR presented above represents the eligible group capital resources coverage ratio as set out in the GWS framework while the total company GWS tier 1 coverage ratio over GMCR represents the tier 1 group capital coverage ratio.
(5)  Refer to section on Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources below.

GWS sensitivity analysis
The estimated sensitivity of the GWS capital position (based on the GPCR) to changes in market conditions as at 31 December 2023 and 31 December 2022 are shown below, for both the shareholder and the total capital position.

	Shareholder
	31 Dec 2023		31 Dec 2022
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	16.1	295%	15.6	307%
Impact of:
10% increase in equity markets	0.4	(3)%	0.3	(3)%
20% fall in equity markets	(2.5)	(17)%	(1.9)	(14)%
50 basis points reduction in interest rates	0.7	11%	0.4	4%
100 basis points increase in interest rates	(2.1)	(25)%	(1.1)	(15)%
100 basis points increase in credit spreads	(1.0)	(12)%	(0.8)	(9)%

	Total
	31 Dec 2023		31 Dec 2022
Impact of market sensitivities	Surplus ($bn)	Coverage ratio	Surplus ($bn)	Coverage ratio
Base position	19.0	197%	18.1	202%
Impact of:
10% increase in equity markets	1.2	1%	1.2	1%
20% fall in equity markets	(4.0)	(13)%	(3.6)	(12)%
50 basis points reduction in interest rates	0.4	3%	0.0	0%
100 basis points increase in interest rates	(1.4)	(8)%	(0.6)	(3)%
100 basis points increase in credit spreads	(1.4)	(7)%	(1.2)	(6)%

The sensitivity results above reflect the impact on the Group's insurance business operations as at the valuation dates. The sensitivity results assume instantaneous market movements and reflect all consequential impacts as at the valuation date. These results also allow for limited management actions such as changes to future policyholder bonuses and rebalancing investment portfolios where relevant. If such economic conditions persisted, the financial impacts may differ to the instantaneous impacts shown above. In this case, management could also take additional actions to help mitigate the impact of these stresses. These actions include, but are not limited to, market risk hedging, further rebalancing of investment portfolios, increased use of reinsurance, repricing of in-force benefits, changes to new business pricing and the mix of new business being sold.

GWS Risk Appetite and capital management
The Group's capital management framework focuses on achieving sustainable, profitable growth and retaining a resilient balance sheet.

The Group monitors regulatory capital, economic capital and rating agency capital metrics and manages the business within its risk appetite by remaining within its economic and regulatory capital limits. In respect of regulatory capital limits, a capital buffer above the GPCR is held to ensure the Group can withstand volatility in markets and operational experience, with capital resources remaining sufficient to cover the GPCR even after significant stresses. The calibration of the capital buffer reflects the Group's risk profile and the external economic environment, and is set and reviewed regularly by the Board.

Typically, this requires a Group shareholder coverage ratio of above 150 per cent of the shareholder GPCR to be maintained and de-risking management actions will be taken as necessary to maintain this buffer. No maximum limit on the GWS coverage ratio has been set. While the GWS shareholder capital position is a key metric for assessing regulatory solvency, and for risk management, there are some elements of the shareholder GWS capital surplus which will only become available as cash flow for distribution over time. The Group's Free Surplus metric is a better measure of the shareholder capital available for distribution, and is used as the primary metric for assessing the Group's sources and uses of capital in the Group's capital management framework, and underpinning the Group's dividend policy.

At 31 December 2023, the Group's Free Surplus stock (excluding distribution rights and other intangibles) was $8.5 billion, compared to the GWS shareholder surplus of $16.1 billion and a reconciliation is shown below.

The uses of capital, for both organic and inorganic opportunities, are assessed by reference to expected shareholder returns and payback periods, relative to risk-adjusted hurdle rates which are set centrally.

Reflecting the Group's capital allocation priorities, a portion of the free surplus generated in each period will be retained for reinvestment in new business and capabilities, particularly in the areas of Customer, Distribution, Health and Technology, and dividends will be determined primarily based on the Group's operating free surplus generation after allowing for the capital strain of writing new business and recurring central costs. Recognising our conviction in the Group's revised strategy, when determining the annual dividend we look through the investments in new business and investments in capabilities and continue to expect the 2024 annual dividend to grow in the range of 7 to 9 per cent. To the extent that free surplus arises which is not required to support organic and inorganic growth opportunities, consideration will be given to returning capital to shareholders.

Separate from the capital management framework applied for shareholder-owned capital, the capital held in ring-fenced with-profits funds supports policyholder investment freedom, which increases expected returns for our with-profits funds' customers. GWS policyholder capital surplus is not available for distribution out of the ring-fenced funds other than as a defined proportion distributable to shareholders when policyholder bonuses are declared. Policyholder fund capital surplus is deployed over time to increase investment risk in the with-profits funds in order to target higher customer returns, or distributed as higher customer bonuses, in line with the specific with-profits bonus policies which apply to each ring-fenced fund. The result of applying these policies is that the aggregate policyholder fund GPCR coverage ratio is typically lower than the GPCR shareholder coverage ratio.

The total GWS coverage ratio, which is an aggregate of the policyholder and shareholder capital positions, is therefore usually lower than the shareholder coverage ratio, but also less sensitive in stress scenarios, as is shown in the GWS sensitivity analysis section above as at 31 December 2023. The total GWS coverage ratio is the Group's regulatory solvency metric to which Group supervision applies, and this total regulatory coverage ratio is managed to ensure it remains above the GPCR by applying separate shareholder and policyholder risk appetite limits, as described above.

Analysis of movement in total regulatory GWS capital surplus (over GPCR)
A summary of the movement in the 31 December 2022 regulatory GWS capital surplus (over GPCR) of $18.1 billion to $19.0 billion at 31 December 2023 is set out in the table below.

2023 $bn
Total GWS surplus at 1 Jan (over GPCR)	18.1
Shareholder free surplus generation
In force operating capital generation	2.1
Investment in new business	(0.7)
Total operating free surplus generation	1.4
External dividends	(0.5)
Non-operating movements including market movements	(0.2)
Other capital movements (including foreign exchange movements)	(0.5)
Movement in free surplus (see EEV basis results for further detail)	0.2
Other movements in GWS shareholder surplus not included in free surplus	0.3
Movement in contribution from GWS policyholder surplus (over GPCR)	0.4
Net movement in GWS capital surplus (over GPCR)	0.9
Total GWS surplus at 31 Dec (over GPCR)	19.0

Further detail on the movement in free surplus of $0.2 billion is included in the Movement in Group free surplus section of the Group's EEV basis results.

Other movements in GWS shareholder surplus not included in free surplus are driven by the differences described in the reconciliation shown later in this section. This includes movements in distribution rights and other intangibles (which are expensed on day one under the GWS requirements) and movements in the restriction applied to free surplus to better reflect shareholder resources that are available for distribution.

Material changes in GMCR, GPCR, tier 1 group capital and eligible group capital resources
Detail on the material changes in GPCR, GMCR, eligible group capital resources and tier 1 group capital are provided below.

-   Total eligible capital resources has increased by $2.8 billion to $38.6 billion at 31 December 2023 (31 December 2022: $35.8 billion). This includes a $0.9 billion increase in tier 1 group capital to $18.3 billion (31 December 2022: $17.4 billion). The increase in total eligible capital resources and tier 1 group capital is primarily driven by positive operating capital generation over the year, partially offset by external dividends paid, debt redeemed and market movements over the year.
-   Total regulatory GPCR has increased by $1.9 billion to $19.6 billion at 31 December 2023 (31 December 2022: $17.7 billion) and the total regulatory GMCR has increased by $0.6 billion to $5.9 billion at 31 December 2023 (31 December 2022: $5.3 billion). The increase in GPCR and GMCR is primarily driven by new business sold over the year, partially offset by the release of capital as the policies mature or are surrendered and market movements over the year.

Reconciliation of Free Surplus to total regulatory GWS capital surplus (over GPCR)

	31 Dec 2023 $bn
	Capital resources	Required capital	Surplus
Free surplus excluding distribution rights and other intangibles*	14.5	6.0	8.5
Restrictions applied in free surplus for China C-ROSS II note (1)	1.7	1.4	0.3
Restrictions applied in free surplus for HK RBC note (2)	6.1	0.7	5.4
Restrictions applied in free surplus for Singapore RBC note(3)	2.0	0.1	1.9
Add GWS policyholder surplus contribution	14.3	11.4	2.9
Total regulatory GWS capital surplus (over GPCR)	38.6	19.6	19.0

*      As per the 'Free surplus excluding distribution rights and other intangibles' shown in the statement of Movement in Group free surplus of the Group's EEV basis results.

Notes
(1)  Free surplus applies the embedded value reporting approach issued by the China Association of Actuaries (CAA) in the Chinese Mainland and includes a requirement to establish a deferred profit liability within EEV net worth which leads to a reduction in EEV free surplus as compared to the C-ROSS II surplus reported for local regulatory purposes. Further differences relate to the treatment of subordinated debt within CPL which is excluded from EEV free surplus and which contributes to C-ROSS II surplus for local regulatory reporting.
(2)  EEV free surplus for Hong Kong under the HK RBC regime excludes regulatory surplus that is not considered distributable immediately. This includes HK RBC technical provisions that are lower than policyholder asset shares or cash surrender floors as well as the value of future shareholder transfers from participating business (net of associated required capital) which are included in the shareholder GWS capital position.
(3)  EEV free surplus for Singapore is based on the Tier 1 requirements under the RBC2 framework, which excludes certain negative reserves permitted to be recognised in the full RBC 2 regulatory position used when calculating the GWS capital surplus (over GPCR).

Reconciliation of Group IFRS shareholders' equity to Group total GWS capital resources

31 Dec 2023 $bn
Group IFRS shareholders' equity	17.8
Remove goodwill and intangibles recognised on the IFRS consolidated statement of financial position	(4.7)
Add debt treated as capital under GWS note (1)	3.6
Asset valuation differences note (2)	(0.8)
Remove IFRS 17 contractual service margin (CSM) (including joint ventures and associates) note (3)	21.0
Liability valuation (including insurance contracts) differences excluding IFRS 17 CSM note (4)	0.5
Differences in associated net deferred tax liabilities note (5)	0.9
Other note (6)	0.3
Group total GWS capital resources	38.6

Notes
(1)  As per the GWS Framework, debt in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included as Group capital resources but are treated as liabilities under IFRS.
(2)  Asset valuation differences reflect differences in the basis of valuing assets between IFRS and local statutory valuation rules, including deductions for inadmissible assets. Differences include for some markets where government and corporate bonds are valued at book value under local regulations but are valued at market value under IFRS.
(3)  The IFRS 17 contractual service margin (CSM) represents a discounted stock of unearned profit which is released over time as services are provided. On a GWS basis the level of future profits will be recognised within the capital resources to the extent permitted by the local solvency reserving basis. Any restrictions applied by the local solvency bases (such as zeroization of future profits) is captured in the liability valuation differences line.
(4)  Liability valuation differences (excluding the CSM) reflect differences in the basis of valuing liabilities between IFRS and local statutory valuation rules. This includes the negative impact of moving from the IFRS 17 best estimate reserving basis to a more prudent local solvency reserving basis (including any restrictions in the recognition of future profits) offset by the fact that certain local solvency regimes capture some reserves within the required capital instead of the capital resources.
(5)  Differences in associated net deferred tax liabilities mainly results from the tax impact of changes in the valuation of assets and liabilities.
(6)  Other differences mainly reflect the inclusion of subordinated debt in Chinese Mainland as local capital resources on a C-ROSS II basis as compared to being held as a liability under IFRS.

Basis of preparation for the Group GWS capital position
Prudential applies the Insurance (Group Capital) Rules set out in the GWS Framework to determine group regulatory capital requirements (both minimum and prescribed levels). The summation of local statutory capital requirements across the Group is used to determine group regulatory capital requirements, with no allowance for diversification between business operations. The GWS eligible group capital resources is determined by the summation of capital resources across local solvency regimes for regulated entities and IFRS shareholders' equity (with adjustments described below) for non-regulated entities.

In determining the GWS eligible group capital resources and required capital the following principles have been applied:

-   For regulated insurance entities, capital resources and required capital are based on the local solvency regime applicable in each jurisdiction, with minimum required capital set at the solo legal entity statutory minimum capital requirements and prescribed capital requirement set at the level at which the local regulator of a given entity can impose penalties, sanctions or intervention measures;
-   The classification of tiering of eligible capital resources under the GWS framework reflects the different local regulatory regimes along with guidance issued by the Hong Kong IA. In general, if a local regulatory regime applies a tiering approach then this should be used to determine tiering of capital on a GWS capital basis, where a local regulatory regime does not apply a tiering approach then all capital resources should be included as Group Tier 1 capital. For non-regulated entities tiering of capital is determined in line with the Insurance (Group Capital) Rules.
-   For asset management operations and other regulated entities, the capital position is derived based on the sectoral basis applicable in each jurisdiction, with minimum required capital based on the solo legal entity statutory minimum capital requirement;
-   For non-regulated entities, the capital resources are based on IFRS shareholder equity after deducting intangible assets. No required capital is held in respect of unregulated entities;
-   For entities where the Group's interest is less than 100 per cent, the contribution of the entity to the GWS eligible group capital resources and required capital represents the Group's share of these amounts and excludes any amounts attributable to non-controlling interests. This does not apply to investment holdings which are not part of the Group;
-   Investments in subsidiaries, joint ventures and associates (including, if any, loans that are recognised as capital on the receiving entity's balance sheet) are eliminated from the relevant holding company to prevent the double counting of capital resources;
-   Under the GWS Framework, debt instruments in issuance at the date of designation that satisfy the criteria for transitional arrangements and qualifying debt issued since the date of designation are included in eligible group capital resources as tier 2 group capital;
-   At 31 December 2023 all debt instruments with the exception of the senior debt issued in 2022 are included as Group capital resources. The eligible amount permitted to be included as Group capital resources for transitional debt is based on the net proceeds amount translated using 31 December 2020 exchange rates for debt not denominated in US dollars;
-   The total company GWS capital basis is the capital measure for Hong Kong IA Group regulatory purposes as set out in the GWS framework. This framework defines the eligible group capital resources coverage ratio (or total company GWS coverage ratio over GPCR as presented above) as the ratio of total company eligible group capital resources to the total company GPCR and defines the tier 1 group capital coverage ratio (or total company GWS tier 1 coverage ratio over GMCR as presented above) as the ratio of total company tier 1 group capital to the total company GMCR; and
-   Prudential also presents a shareholder GWS capital basis which excludes the contribution to the Group GWS eligible group capital resources, the GMCR and GPCR from participating business in Hong Kong, Singapore and Malaysia. In Hong Kong the present value of future shareholder transfers from the participating business are included in the shareholder GWS eligible capital resources along with an associated required capital, this is in line with the local solvency presentation. The shareholder GWS coverage ratio over GPCR presented above reflects the ratio of shareholder eligible group capital resources to the shareholder GPCR.

I(ii) Analysis of total segment profit by business unit
The table below presents the 2022 results on both AER and CER bases to eliminate the impact of exchange translation.

	2023 $m	2022 $m		2023 vs 2022%
		AER	CER	AER	CER
CPL	368	271	258	36%	43%
Hong Kong	1,013	1,162	1,162	(13)%	(13)%
Indonesia	221	205	200	8%	11%
Malaysia	305	340	329	(10)%	(7)%
Singapore	584	570	585	2%	0%
Growth markets and other
Philippines	146	131	129	11%	13%
Taiwan	115	116	111	(1)%	4%
Thailand	120	116	117	3%	3%
Vietnam	357	402	395	(11)%	(10)%
Other	86	53	48	62%	79%
Share of related tax charges from joint ventures and associate	(78)	(90)	(85)	13%	8%
Insurance business	3,237	3,276	3,249	(1)%	0%
Eastspring	280	260	255	8%	10%
Total segment profit	3,517	3,536	3,504	(1)%	0%

(a)  Eastspring adjusted operating profit

	2023 $m	2022 AER $m
Operating income before performance-related fees note (1)	700	660
Performance-related fees	(2)	1
Operating income (net of commission) note (2)	698	661
Operating expense note (2)	(372)	(360)
Group's share of tax on joint ventures' operating profit	(46)	(41)
Adjusted operating profit	280	260

Average funds managed or advised by Eastspring	$225.9bn	$229.4bn
Margin based on operating income note (3)	31bps	29bps
Cost/income ratio note II(v)	53%	55%

Notes
(1)  Operating income before performance-related fees for Eastspring can be further analysed as follows (institutional below includes internal funds under management or under advice). As stated in section (b) below, during the year the Group has reclassified funds under management and associated income between Retail and Institutional.

	Retail	Margin	Institutional	Margin	Total	Margin
	$m	bps	$m	bps	$m	bps
2023	353	67	347	20	700	31
2022	319	64	341	19	660	29

(2)  Operating income and expense include the Group's share of contribution from joint ventures. In the consolidated income statement of the Group IFRS financial results, the net income after tax of the joint ventures and associates is shown as a single line item. A reconciliation is provided in note II(v)of this additional information.
(3)  Margin represents operating income before performance-related fees as a proportion of the related funds under management or advice. Monthly closing internal and external funds managed or advised by Eastspring have been used to derive the average. Any funds held by the Group's insurance operations that are not managed or advised by Eastspring are excluded from these amounts.

(b)  Eastspring total funds under management or advice
Eastspring manages funds from external parties and also funds for the Group's insurance operations. In addition, Eastspring advises on certain funds for the Group's insurance operations where the investment management is delegated to third-party investment managers. The table below analyses the total funds managed or advised by Eastspring.

During the year the Group has reclassified its funds under management, and associated income, between retail and institutional categories. Amounts are now classified as retail or institutional based on whether the owner of the holding, where known, is a retail or institutional investor. Under the previous basis amounts were classified based on the nature of the investment vehicle in which the amounts were invested. The revised classification presents the funds held by each client type on a more consistent basis, which aligns with typical differences in fee rate basis for each client type. Comparatives have been restated to be on a comparable basis.

	31 Dec 2023 $bn	31 Dec 2022 AER $bn
External funds under management, excluding funds managed on behalf of M&G plc note (1)
Retail	50.8	42.7
Institutional	31.6	28.7
Money market funds (MMF)	11.8	10.5
	94.2	81.9
Funds managed on behalf of M&G plc note (2)	1.9	9.3

External funds under management	96.1	91.2
Internal funds:
Internal funds under management	110.0	104.1
Internal funds under advice	31.0	26.1
	141.0	130.2
Total funds under management or advice note (3)	237.1	221.4

Notes
(1)  Movements in external funds under management, excluding those managed on behalf of M&G plc, are analysed below:

	2023 $m	2022 AER $m
At 1 Jan	81,949	93,956
Market gross inflows	91,160	81,942
Redemptions	(85,983)	(84,397)
Market and other movements	6,997	(9,552)
At 31 Dec*	94,123	81,949

*      The analysis of movements above includes $11,775 million relating to Asia Money Market Funds at 31 December 2023 (31 December 2022: $10,495 million). Investment flows for 2023 include Eastspring Money Market Funds gross inflows of $66,340 million (2022: $61,063 million) and net inflows of $1,123 million (2022: net outflows of $(869) million).

(2)  Movements in funds managed on behalf of M&G plc are analysed below:

	2023 $m	2022 AER $m
At 1 Jan	9,235	11,529
Net flows	(7,604)	(765)
Market and other movements	293	(1,529)
At 31 Dec	1,924	9,235

(3)                 Total funds under management or advice are analysed by asset class below:

	31 Dec 2023						31 Dec 2022* AER
	Funds under management		Funds under advice		Total		Total
	$bn	% of total	$bn	% of total	$bn	% of total	$bn	% of total
Equity	50.7	25%	1.4	5%	52.1	22%	45.5	21%
Fixed income	40.6	20%	3.3	11%	43.9	19%	47.9	22%
Multi-asset	99.9	48%	26.2	84%	126.1	53%	114.1	51%
Alternatives	2.0	1%	0.1	0%	2.1	1%	2.2	1%
Money Market Funds	12.9	6%	-	0%	12.9	5%	11.7	5%
Total funds	206.1	100%	31.0	100%	237.1	100%	221.4	100%

*      The presentation of asset classes has been expanded to better reflect the Eastspring management view and how products are sold and marketed to clients. Multi-asset funds include a mix of debt, equity and other investments. Comparatives have been presented on a comparable basis.

I(iii) Group funds under management
For Prudential's asset management businesses, funds managed on behalf of third parties are not recorded on the balance sheet. They are, however, a driver of profitability. Prudential therefore analyses the movement in the funds under management each year, focusing on those which are external to the Group and those primarily held by the Group's insurance businesses. The table below analyses the funds of the Group held in the balance sheet and the external funds that are managed by Prudential's asset management businesses.

	31 Dec 2023 $bn	31 Dec 2022 AER $bn
Internal funds	183.3	166.3
Eastspring external funds, including M&G plc (as analysed in note I(ii) above)	96.1	91.2
Total Group funds under management note	279.4	257.5

Note
Total Group funds under management comprise:

	31 Dec 2023 $bn	31 Dec 2022 AER $bn
Total investments held on the balance sheet*	162.9	149.9
External funds of Eastspring, including M&G plc	96.1	91.2
Internally managed funds held in joint ventures and associates, excluding assets attributable to external unit holders of the consolidated collective investment schemes and other adjustments	20.4	16.4
Total Group funds under management	279.4	257.5

*   Includes 'Investment in joint ventures and associates accounted for using the equity method' as shown on the balance sheet.

I(iv) Holding company cash flow

The holding company cash flow describes the movement in the cash and short-term investments of the centrally managed group holding companies and differs from the IFRS cash flow statement, which includes all cash flows in the year including those relating to both policyholder and shareholder funds. The holding company cash flow is therefore a more meaningful indication of the Group's central liquidity.

	2023 $m	2022 AER $m
Net cash remitted by business units note (1)	1,611	1,304
Net interest paid note (2)	(51)	(204)
Corporate expenditure note (3)	(271)	(232)
Centrally funded recurring bancassurance fees	(182)	(220)
Total central outflows	(504)	(656)
Holding company cash flow before dividends and other movements	1,107	648
Dividends paid	(533)	(474)
Operating holding company cash flow after dividends but before other movements	574	174
Other movements
Issuance and redemption of debt	(393)	(1,729)
Other corporate activities note (4)	226	248
Total other movements	(167)	(1,481)
Net movement in holding company cash flow	407	(1,307)
Cash and short-term investments at 1 Jan note (5)	3,057	3,572
Foreign exchange movements	52	(113)
Inclusion of amounts at 31 Dec from additional centrally managed entities note (6)	-	905
Cash and short-term investments at 31 Dec	3,516	3,057

Notes
(1)  Net cash remitted by business units comprise dividends and other transfers, net of capital injections, that are reflective of earnings and capital generation. The remittances are net of cash advanced to CPL of $176 million in anticipation of a future capital injection as described in Note D3 of the IFRS financial statements.Following the update to the definition of holding company cash and short term investments at 31 December 2022, higher levels of interest and investment income were earned in 2023, largely on the balances brought into the updated definition. This together with lower interest payments led to a reduction in net interest paid in 2023 as compared with the prior year.
(2)  Including IFRS 17 implementation and restructuring costs paid in the year.
(3)  Cash inflows for other corporate activities were $226 million (2022: $248 million) comprising largely of proceeds received from the sale of our remaining shares in Jackson Financial Inc., as well as dividend receipts.
(4)  Proceeds from the Group's commercial paper programme are not included in the holding company cash and short-term investments balance, as shown in the reconciliation below.
(5)  The definition of holding company cash and short-term investments was updated, with effect from 31 December 2022, following the combination of the Group's London office and Asia regional office into a single Group Head Office in 2022. This updated definition includes all cash and short-term investments held by central holding and service companies, including amounts previously managed on a regional basis. These balances are now being centrally managed by the Group's Treasury function. This refinement increased holding company cash and short-term investment balances by $0.9 billion at 31 December 2022.

The table below shows the reconciliation of the Cash and cash equivalents unallocated to a segment (Central operations)held on the IFRS balance sheet (as shown in note C1) and Cash and short-term investments at 31 December as shown above:

	31 Dec 2023 $m	31 Dec 2022 $m
Cash and cash equivalents of Central operations held on balance sheet	1,590	1,809
Less: amounts from commercial paper	(699)	(501)
Add: Deposits with credit institutions of Central operations held on balance sheet	2,625	1,749
Cash and short-term investments	3,516	3,057

I(v) Reconciliation of EEV expected transfer of value of in-force business and required capital to free surplus
The table below shows how the EEV value of in-force business (VIF) and the associated required capital for long-term insurance business operations are projected as emerging into free surplus over the next 40 years. Although circa 6 per cent of the embedded value emerges after this date, analysis of cash flows emerging in the years shown is considered most meaningful. The modelled cash flows use the same methodology underpinning the Group's embedded value reporting and so are subject to the same assumptions and sensitivities used to prepare our 2023 results.

In addition to showing the amounts, on both a discounted and undiscounted basis, expected to be generated from all in-force business at 31 December 2023, the table also presents the future free surplus expected to be generated from the investment made in new business during 2023 over the same 40-year period.

	31 Dec 2023 $m
	Expected generation from all in-force business*		Expected generation from new business written in 2023*
Expected period of emergence	Undiscounted	Discounted	Undiscounted	Discounted
2024	2,360	2,274	294	283
2025	2,325	2,118	195	173
2026	2,314	1,989	207	175
2027	2,283	1,849	199	161
2028	2,171	1,667	209	159
2029	2,122	1,538	209	151
2030	2,068	1,422	199	139
2031	2,057	1,335	204	133
2032	2,072	1,272	198	124
2033	2,023	1,177	214	127
2034	1,997	1,091	242	136
2035	1,995	1,032	243	129
2036	1,972	969	224	115
2037	1,980	924	231	112
2038	1,964	868	224	103
2039	1,965	826	201	91
2040	1,979	788	201	86
2041	1,990	751	202	83
2042	1,985	710	200	79
2043	1,983	674	207	77
2044-2048	9,852	2,837	968	319
2049-2053	9,900	2,131	944	243
2054-2058	9,740	1,526	983	205
2059-2063	9,738	1,096	899	141
Total free surplus expected to emerge in the next 40 years	80,835	32,864	8,097	3,544

*   The analysis excludes amounts incorporated into VIF and required capital at 31 December 2023 where there is no definitive time frame for when the payments will be made or receipts received. It also excludes any free surplus projected to emerge after 2063.

The expected free surplus generation from new business written in 2023 can be reconciled to the new business profit as follows:

2023 $m
Undiscounted expected free surplus generation for years 2024 to 2063	8,097
Less: discount effect	(4,553)
Discounted expected free surplus generation for years 2024 to 2063	3,544
Discounted expected free surplus generation for years after 2063	278
Discounted expected free surplus generation from new business written in 2023	3,822
Free surplus investment in new business	(733)
Other items*	36
New business profit	3,125

*   Other items represent the impact of the TVOG on new business, foreign exchange effects and other non-modelled items. Foreign exchange effects arise as EEV new business profit amounts are translated at average exchange rates and the expected free surplus generation is translated at closing rates.

The discounted expected free surplus generation from in-force business can be reconciled to the embedded value for long-term business operations as follows:

31 Dec 2023 $m
Discounted expected generation from all in-force business for years 2024 to 2063	32,864
Discounted expected generation from all in-force business for years after 2063	2,359
Discounted expected generation from all in-force business at 31 Dec 2023	35,223
Free surplus of long-term business operations at 31 Dec 2023	6,144
Other items*	161
EEV for long-term business operations	41,528

*      Other items represent the impact of the TVOG and other non-modelled items.

The undiscounted expected free surplus generation from all in-force business at 31 December 2023 can be reconciled to the amount that was expected to be generated at 31 December 2022 as follows:

	2023	2024	2025	2026	2027	2028	Other	Total
	$m	$m	$m	$m	$m	$m	$m	$m
2022 expected free surplus generation for years 2023 to 2062	2,658	2,327	2,201	2,155	2,087	2,010	66,078	79,516
Less: Amounts expected to be realised in the current year	(2,658)	-	-	-	-	-	-	(2,658)
Add: Expected free surplus to be generated in year 2063 (excluding 2023 new business)	-	-	-	-	-	-	1,957	1,957
Foreign exchange differences	-	(9)	(9)	(9)	(9)	(8)	(245)	(289)
New business	-	294	195	207	199	209	6,993	8,097
Operating movements	-	(70)	6	25	85	38	487	571
Non-operating and other movements	-	(182)	(68)	(64)	(79)	(78)	(5,888)	(6,359)
2023 expected free surplus generation for years 2024 to 2063		2,360	2,325	2,314	2,283	2,171	69,382	80,835

At 31 December 2023, the total free surplus expected to be generated over the next five years (2024 to 2028 inclusive) for long-term business operations, using the same assumptions and methodology as those underpinning 2023 embedded value reporting, was $11.5 billion (31 December 2022: $11.4 billion).

At 31 December 2023, the total free surplus expected to be generated on an undiscounted basis over the next 40 years for long-term business operations is $80.8 billion, $1.3 billion higher than the $79.5 billion expected at the end of 2022. The increase is driven by new business offset by the effect of adverse market and other movements.

Actual underlying free surplus generated in 2023 from long-term business in force at the end of 2022, before restructuring and IFRS 17 implementation costs, was $2.5 billion, after allowing for $(0.4) billion of changes in operating assumptions and experience variances. This compares with the expected 2023 realisation at the end of 2022 of $2.7 billion and can be analysed further as follows:

2023 $m
Expected transfer from in-force business to free surplus	2,635
Expected return on existing free surplus	234
Changes in operating assumptions and experience variances	(383)
Underlying free surplus generated from long-term business in force before restructuring and IFRS 17 implementation costs	2,486
2023 free surplus expected to be generated at 31 December 2022	2,658

I(vi) New business schedules
The format of the schedules is consistent with the distinction between insurance and investment products as applied for previous reporting periods. Insurance products refer to those classified as contracts of insurance business for local regulatory reporting purposes. New business premiums reflect those premiums attaching to covered business, including premiums from contracts designed as investment contracts under IFRS reporting. Regular premium products are shown on an annualised basis.

The details shown for insurance products include contributions from contracts that are classified under IFRS 17, 'Insurance Contracts', as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS 17, primarily represent unit-linked business and which are included on the balance sheet as investment contracts and similar contracts written in insurance operations.

Investment products referred to in the tables for funds under management are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as investment contracts under IFRS 17, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

Annual premium equivalent (APE) and new business profit (NBP) are determined using the EEV methodology set out in note 6 of our EEV basis results supplement. In determining the EEV basis value of new business written in the year when policies incept, premiums are included at projected cash flows on the same basis of distinguishing regular and single premium business as set out for local statutory basis reporting. APE sales are subject to rounding.

Schedule A Insurance new business (AER and CER)

AER	Single premiums			Regular premiums			APE			PVNBP
	2023	2022	+/(-)	2023	2022	+/(-)	2023	2022	+/(-)	2023	2022	+/(-)
	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPL (Prudential's 50% share)	487	1,254	(61)%	485	759	(36)%	534	884	(40)%	2,020	3,521	(43)%
Hong Kong	235	842	(72)%	1,942	438	343%	1,966	522	277%	10,444	3,295	217%
Indonesia	230	250	(8)%	254	222	14%	277	247	12%	1,136	1,040	9%
Malaysia	93	99	(6)%	375	350	7%	384	359	7%	1,977	1,879	5%
Singapore	989	2,628	(62)%	688	507	36%	787	770	2%	5,354	6,091	(12)%
Growth markets:
Africa	8	9	(11)%	157	148	6%	158	149	6%	326	308	6%
Cambodia	1	-	-	18	18	-	18	18	-	74	69	7%
India (Prudential's 22% share)	270	273	(1)%	206	196	5%	233	223	4%	1,145	1,148	0%
Laos	-	-	-	-	-	-	-	-	-	2	1	100%
Myanmar	-	-	-	6	3	100%	6	3	100%	19	6	217%
Philippines	56	61	(8)%	170	176	(3)%	175	182	(4)%	612	615	0%
Taiwan	132	157	(16)%	882	486	81%	895	503	78%	3,308	1,835	80%
Thailand	143	150	(5)%	232	220	5%	246	235	5%	999	932	7%
Vietnam	19	99	(81)%	195	288	(32)%	197	298	(34)%	1,321	1,666	(21)%
Total insurance operations	2,663	5,822	(54)%	5,610	3,811	47%	5,876	4,393	34%	28,737	22,406	28%

CER	Single premiums			Regular premiums			APE			PVNBP
	2023	2022	+/(-)	2023	2022	+/(-)	2023	2022	+/(-)	2023	2022	+/(-)
	$m	$m	%	$m	$m	%	$m	$m	%	$m	$m	%
CPL (Prudential's 50% share)	487	1,191	(59)%	485	721	(33)%	534	840	(36)%	2,020	3,346	(40)%
Hong Kong	235	842	(72)%	1,942	439	342%	1,966	523	276%	10,444	3,296	217%
Indonesia	230	244	(6)%	254	216	18%	277	240	15%	1,136	1,014	12%
Malaysia	93	95	(2)%	375	337	11%	384	347	11%	1,977	1,813	9%
Singapore	989	2,698	(63)%	688	521	32%	787	791	(1)%	5,354	6,254	(14)%
Growth markets:
Africa	8	8	-	157	125	26%	158	125	26%	326	256	27%
Cambodia	1	-	-	18	18	-	18	18	-	74	69	7%
India (Prudential's 22% share)	270	260	4%	206	186	11%	233	212	10%	1,145	1,092	5%
Laos	-	-	-	-	-	-	-	-	-	2	1	100%
Myanmar	-	-	-	6	3	100%	6	3	100%	19	6	217%
Philippines	56	60	(7)%	170	172	(1)%	175	178	(2)%	612	602	2%
Taiwan	132	151	(13)%	882	465	90%	895	480	86%	3,308	1,756	88%
Thailand	143	151	(5)%	232	222	5%	246	237	4%	999	939	6%
Vietnam	19	98	(81)%	195	283	(31)%	197	293	(33)%	1,321	1,636	(19)%
Total insurance operations	2,663	5,798	(54)%	5,610	3,708	51%	5,876	4,287	37%	28,737	22,080	30%

Schedule B Insurance new business APE and PVNBP (AER and CER)

APE	AER				CER
	2023 $m		2022 $m		2023 $m		2022 $m
	H1	H2	H1	H2	H1	H2	H1	H2
CPL (Prudential's 50% share)	394	140	507	377	386	148	464	376
Hong Kong	1,027	939	227	295	1,028	938	227	296
Indonesia	150	127	110	137	149	128	105	135
Malaysia	185	199	172	187	180	204	161	186
Singapore	386	401	390	380	384	403	396	395
Growth markets:
Africa	85	73	76	73	78	80	60	65
Cambodia	9	9	7	11	9	9	7	11
India (Prudential's 22% share)	128	105	120	103	127	106	111	101
Laos	-	-	-	-	-	-	-	-
Myanmar	3	3	1	2	3	3	1	2
Philippines	94	81	87	95	93	82	82	96
Taiwan	339	556	281	222	333	562	258	222
Thailand	118	128	99	136	116	130	96	141
Vietnam	109	88	136	162	107	90	131	162
Total insurance operations	3,027	2,849	2,213	2,180	2,993	2,883	2,099	2,188

PVNBP	AER				CER
	2023 $m		2022 $m		2023 $m		2022 $m
	H1	H2	H1	H2	H1	H2	H1	H2
CPL (Prudential's 50% share)	1,481	539	2,119	1,402	1,449	571	1,939	1,407
Hong Kong	5,364	5,080	1,774	1,521	5,371	5,073	1,773	1,523
Indonesia	629	507	442	598	622	514	419	595
Malaysia	915	1,062	845	1,034	895	1,082	791	1,022
Singapore	2,441	2,913	3,184	2,907	2,428	2,926	3,236	3,018
Growth markets:
Africa	170	156	151	157	155	171	119	137
Cambodia	38	36	30	39	38	36	30	39
India (Prudential's 22% share)	619	526	609	539	616	529	562	530
Laos	1	1	-	1	1	1	-	1
Myanmar	8	11	4	2	8	11	3	3
Philippines	331	281	297	318	329	283	279	323
Taiwan	1,254	2,054	994	841	1,228	2,080	917	839
Thailand	470	529	394	538	462	537	382	557
Vietnam	709	612	885	781	699	622	851	785
Total insurance operations	14,430	14,307	11,728	10,678	14,301	14,436	11,301	10,779

Note
Comparative results for the first half (H1) and second half (H2) of 2022 are presented on both actual exchange rates (AER) and constant exchange rates (CER). The H2 amounts are presented on year-to-date average exchange rates (including the effect of retranslating H1 results for movements in average exchange rates between H1 and the year-to-date).

Schedule C Insurance new business profit and margin (AER and CER)

	AER				CER
	2023		2022		2023		2022
	HY	FY	HY	FY	HY	FY	HY	FY
New business profit ($m)
CPL (Prudential's 50% share)	171	222	217	387	167	222	199	368
Hong Kong	670	1,411	211	384	671	1,411	211	384
Indonesia	61	142	52	125	60	142	49	122
Malaysia	73	167	70	159	71	167	65	154
Singapore	198	484	244	499	197	484	248	512
Growth markets and other	316	699	304	630	311	699	284	609
Total insurance business	1,489	3,125	1,098	2,184	1,477	3,125	1,056	2,149

New business margin (NBP as a % of APE)
CPL	43%	42%	43%	44%	43%	42%	43%	44%
Hong Kong	65%	72%	93%	74%	65%	72%	93%	73%
Indonesia	41%	51%	47%	51%	40%	51%	47%	51%
Malaysia	39%	43%	41%	44%	39%	43%	40%	44%
Singapore	51%	61%	63%	65%	51%	61%	63%	65%
Growth markets and other	36%	36%	38%	39%	36%	36%	38%	39%
Total insurance business	49%	53%	50%	50%	49%	53%	50%	50%

New business margin (NBP as a % of PVNBP)
CPL	12%	11%	10%	11%	12%	11%	10%	11%
Hong Kong	12%	14%	12%	12%	12%	14%	12%	12%
Indonesia	10%	13%	12%	12%	10%	13%	12%	12%
Malaysia	8%	8%	8%	8%	8%	8%	8%	8%
Singapore	8%	9%	8%	8%	8%	9%	8%	8%
Growth markets and other	9%	9%	9%	10%	9%	9%	9%	10%
Total insurance business	10%	11%	9%	10%	10%	11%	9%	10%

Schedule D Investment flows and FUM (AER)

	2023 $m		2022 $m
Eastspring:	H1	H2	H1	H2
Third-party retail: note (i)(ii)
Opening FUM	42,696	46,551	46,644	42,080
Net flows:
- Gross Inflows	7,237	10,738	7,470	4,809
- Redemptions	(5,337)	(7,110)	(8,117)	(4,476)
	1,900	3,628	(647)	333
Other movements	1,955	600	(3,917)	283
Closing FUM	46,551	50,779	42,080	42,696

Third-party institutional: note (ii)
Opening FUM	28,758	30,369	35,063	27,315
Net flows:
- Gross Inflows	3,932	2,914	4,143	4,618
- Redemptions	(3,975)	(4,344)	(5,282)	(4,750)
	(43)	(1,430)	(1,139)	(132)
Other movements	1,654	2,630	(6,609)	1,575
Closing FUM	30,369	31,569	27,315	28,758

Total third-party closing FUM (excluding MMF and funds held on behalf of M&G plc)	76,920	82,348	69,395	71,454

Note
(i)   Mandatory Provident Fund (MPF) product flows in Hong Kong are included at Prudential's 36 per cent interest in the Hong Kong MPF business.
(ii)  During the year the Group has reclassified its funds under management, and associated income, between retail and institutional categories. Amounts are now classified as retail or institutional based on whether the owner of the holding, where known, is a retail or institutional investor, as described in I(ii)(b).

II Calculation of alternative performance measures

Prudential uses alternative performance measures (APMs) to provide more relevant explanations of the Group's financial position and performance. This section sets out explanations for each APM and reconciliations to relevant IFRS balances.

II(i)  Reconciliation of adjusted operating profit to profit before tax
Adjusted operating profit presents the operating performance of the business. This measurement basis distinguishes adjusted operating profit from other constituents of total profit or loss for the year, including short-term fluctuations in investment returns and gain or loss on corporate transactions.

More details on how adjusted operating profit is determined are included in note B1.2 to the IFRS consolidated financial statements. A full reconciliation to profit after tax is given in note B1.1 to the IFRS consolidated financial statements.

II(ii)  Adjusted shareholders' equity
Following the implementation of IFRS 17, the Group has introduced a new IFRS equity measure termed 'Adjusted IFRS shareholders' equity', which is calculated by adding the IFRS 17 expected future profit (CSM) to IFRS shareholders' equity for all entities in the Group (including joint ventures and associates). Management believe this is a helpful measure that provides a reconciliation to the embedded value framework which is often used for valuations. The main difference between the Group's EEV measure and adjusted shareholders' equity is economics as explained in note II(viii).

	31 Dec 2023 $m	31 Dec 2022 $m
IFRS shareholders' equity as reported in the financial statements	17,823	16,731
Add: CSM, including joint ventures and associates and net of reinsurance*	21,012	19,989
Remove: CSM asset attaching to reinsurance contracts wholly attributable to policyholders*	1,367	1,295
Less: Related deferred tax adjustments for the above*	(2,856)	(2,804)
Adjusted shareholders' equity	37,346	35,211

*      See note C3.1 to the Group IFRS consolidated financial statements for the split of the balances excluding joint ventures and associates and the Group's share relating to joint ventures and associates.

II(iii) Return on IFRS shareholders' equity
This measure is calculated as adjusted operating profit, after tax and non-controlling interests, divided by average IFRS shareholders' equity.

Detailed reconciliation of adjusted operating profit to IFRS profit before tax for the Group is shown in note B1.1 to the Group IFRS financial results.

	2023 $m	2022 $m
Adjusted operating profit	2,893	2,722
Tax on adjusted operating profit	(444)	(539)
Adjusted operating profit attributable to non-controlling interests	(11)	(11)
Adjusted operating profit, net of tax and non-controlling interests	2,438	2,172

IFRS shareholders' equity at beginning of year	16,731	18,936
IFRS shareholders' equity at end of year	17,823	16,731
Average IFRS shareholders' equity	17,277	17,834
Operating return on average IFRS shareholders' equity (%)	14%	12%

II(iv) Calculation of shareholders' equity per share
IFRS shareholders' equity per share is calculated as closing IFRS shareholders' equity divided by the number of issued shares at the end of the periods.

	31 Dec 2023	31 Dec 2022
Number of issued shares at the end of the year (million shares)	2,754	2,750
Closing IFRS shareholders' equity ($ million)	17,823	16,731
Group IFRS shareholders' equity per share (cents)	647¢	608¢

Closing adjusted shareholders' equity ($ million)	37,346	35,211
Group adjusted shareholders' equity per share (cents)	1,356¢	1,280¢

II(v) Calculation of Eastspring cost/income ratio
The cost/income ratio is calculated as operating expenses, adjusted for commissions and share of contribution from joint ventures and associates, divided by operating income, adjusted for commission, share of contribution from joint ventures and associates and performance-related fees.

	2023 $m	2022 $m
IFRS revenue	497	513
Share of revenue from joint ventures and associates	330	303
Commissions and other	(129)	(155)
Performance-related fees	2	(1)
Operating income before performance-related fees note	700	660

IFRS charges	376	398
Share of expenses from joint ventures and associates	125	117
Commissions and other	(129)	(155)
Operating expense	372	360
Cost/income ratio (operating expense/operating income before performance-related fees)	53%	55%

Note
IFRS revenue and charges for Eastspring are included within the IFRS Income statement in 'other revenue' and 'non-insurance expenditure' respectively. Operating income and expense include the Group's share of contribution from joint ventures and associates. In the condensed consolidated income statement of the Group IFRS financial results, the net income after tax from the joint ventures and associates is shown as a single line item.

II(vi) Insurance premiums
New business sales are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The Group reports Annual Premium Equivalent (APE) new business sales as a measure of the new policies sold in the year, which is calculated as the aggregate of regular premiums and one-tenth of single premiums on new business written during the year for all insurance products, including premiums for contracts designated as investment contracts and excluded from the scope of IFRS 17. The use of one-tenth of single premiums is to normalise policy premiums into the equivalent of regular annual payments. This measure is commonly used in the insurance industry to allow comparisons of the amount of new business written in a period by life insurance companies, particularly when the sales contain both single premium and regular premium business.

Renewal or recurring premiums are the subsequent premiums that are paid on regular premium products. Gross premiums earned is the measure of premiums as defined under the previous IFRS 4 basis and reflects the aggregate of single and regular premiums of new business sold in the year and renewal premiums on business sold in previous years but excludes premiums for policies classified as investment contracts without discretionary participation features under IFRS, which are recorded as deposits. Gross premiums earned is no longer a metric presented under IFRS 17 and is not directly reconcilable to primary statements. The Group believes that renewal premiums and gross premiums earned are useful measures of the Group's business volumes and growth during the year.

	2023 $m	2022 $m
Gross premiums earned	22,248	23,344
Gross premiums earned from joint ventures and associates	3,973	4,439
Total Group, including joint ventures and associates	26,221	27,783

Renewal insurance premiums	18,125	18,675
Annual premium equivalent (APE)	5,876	4,393
Life weighted premium income	24,001	23,068

II(vii) Reconciliation between EEV new business profit and IFRS new business CSM

	2023 $m	2022 $m
EEV new business profit	3,125	2,184
Economics and other note (1)	(1,006)	(424)
New rider sales note (2)	(94)	(66)
Related tax on IFRS new business CSM note (3)	323	370
IFRS new business CSM	2,348	2,064

Notes
(1)  EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with assets assumed to earn and the cash flows discounted at risk free plus liquidity premium (where applicable). Both measures update these assumptions each period end based on current interest rates.
(2)  Under EEV, new business profit arising from additional or new riders attaching to existing contracts, product upgrades and top-ups are reported as current period new business profit. Under IFRS 17 reporting, new business profit from such rider sales and upgrades are required to be treated as experience variances of the existing contracts.
(3)  IFRS 17 new business CSM is gross of tax, while EEV new business profit is net of tax. Accordingly, the related tax that on the IFRS 17 new business CSM is added back. All of the other reconciling items in the table have been presented net of related taxes.

II(viii) Reconciliation between EEV shareholders' equity and IFRS Shareholders' equity
The table below shows the reconciliation of EEV shareholders' equity and IFRS shareholders' equity at the end of the years:

	31 Dec 2023 $m	31 Dec 2022 $m
EEV shareholders' equity	45,250	42,184
Adjustments for non-market risk allowance:
Allowance for non-market risks in EEV note (1)	2,968	2,760
IFRS risk adjustment, net of related deferred tax adjustments note (2)	(2,279)	(1,803)
Mark-to-market value adjustment of the Group's core structural borrowings note (3)	(274)	(427)
Economics and other valuation differences note (4)	(8,319)	(7,503)
Adjusted shareholders' equity note II(ii)	37,346	35,211
Remove: CSM, including joint ventures and associates and net of reinsurance	(21,012)	(19,989)
CSM asset attaching to reinsurance contracts wholly attributable to policyholders	(1,367)	(1,295)
Add: Related deferred tax adjustments for the above	2,856	2,804
IFRS shareholders' equity	17,823	16,731

Notes
(1)  The allowance for non-diversifiable non-market risk in EEV comprises a base Group-wide allowance of 50 basis points plus additional allowances for emerging market risk where appropriate.
(2)  Includes the Group's share of joint ventures and associates and net of reinsurance.
(3)  The Group's core structural borrowings are fair valued under EEV but are held at amortised cost under IFRS.
(4)  EEV is calculated using 'real-world' economic assumptions that are based on the expected returns on the actual assets held with an allowance for risk in the risk discount rate. Under IFRS 17, 'risk neutral' economic assumptions are applied with the cash flows discounted using risk free plus liquidity premium (where applicable). Other valuation differences include contract boundaries and non-attributable expenses which are small.

II(ix) Calculation of return on embedded value
Operating return on embedded value is calculated as the EEV operating profit for the year as a percentage of average EEV basis shareholders' equity.

	2023 $m	2022 $m
EEV operating profit for the year	4,546	3,952
Operating profit attributable to non-controlling interests	(20)	(29)
EEV operating profit, net of non-controlling interests	4,526	3,923

Shareholders' equity at beginning of year	42,184	47,584
Shareholders' equity at end of year	45,250	42,184
Average shareholders' equity	43,717	44,884
Operating return on average shareholders' equity (%)	10%	9%

New business profit over embedded value is calculated as the EEV new business profit for the year as a percentage of average EEV basis shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders. New business profit is attributed to the shareholders of the Group before deducting the amount attributable to non-controlling interests.

	2023 $m	2022 $m
New business profit	3,125	2,184
Average EEV shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders	40,193	41,866
New business profit on embedded value (%)	8%	5%

Average embedded value has been based on opening and closing EEV basis shareholders' equity for insurance business operations, excluding goodwill attributable to equity holders, as follows:

	2023 $m	2022 $m
Shareholders' equity at beginning of year	38,857	44,875
Shareholders' equity at end of year	41,528	38,857
Average shareholders' equity	40,193	41,866

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 20 March 2024

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Ben Bulmer

Ben Bulmer
Group Chief Financial Officer